GUIDANCE SOFTWARE, INC.

215 North Marengo Avenue

Pasadena, California 91101

December 8, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Office of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Jay	Ingram

Re:	Guidance Software, Inc.
Registration Statement on Form S-1 (File No. 333-137381), as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Guidance Software, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Tuesday, December 12, 2006 at 3:00 p.m., Eastern time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature Page Follows)

Securities and Exchange Commission

Very truly yours,

GUIDANCE SOFTWARE, INC.

By:	/s/ JOHN PATZAKIS
Name:	John Patzakis
Title:	Vice Chairman and Chief Legal Officer